Exhibit 99.2

July 2, 2019

PRESS RELEASE

Oasmia appoints Scientific Advisory Board

Oasmia today announces the formation of its Scientific Advisory Board with three key appointments: Professor Rolf Lewensohn, MD, PhD, Hans Grönlund, PhD and Ola Winqvist, MD, PhD.

The scientific advisory board will work closely with Oasmia’s Research and Development team. It will generate well-grounded scientific strategies for how to further develop the use of Oasmia’s products as well as provide input into how to intensify the use of the XR17 platform technology and how to develop new innovative products and therapy solutions.

Professor Rolf Lewensohn, MD, PhD, will act as the Chairman of the Advisory Board and kicked off the board with the first meeting on July 1, 2019.

”We are delighted to have these renowned scientific professionals join our team as advisors. The eminent expertise and excellent networks this Scientific Advisory Board brings to Oasmia will be highly valuable as we move forward to a next stage of product and XR17 platform development. I am excited to have this board by my side”, comments Nina Heldring, acting Chief Medical Officer of Oasmia.

Biographies

Rolf Lewensohn, MD, PhD, is Professor of Oncology at Karolinska Institute (KI) and Senior Consultant at Karolinska Hospital Oncology Clinic. Lewensohn has a scientific background in DNA repair apoptotic signalling in cancer as related to cancer therapy. He has been member of the Scientific Boards of several Swedish funding bodies, among them The Swedish Cancer Society, The Cancer Society in Stockholm and The King Gustav V Jubilee Fund. He started the personalized cancer medicine organisations at Karolinska Institute and Karolinska Hospital and is in the leading team of that initiative at present with extension into Cancer Core Europe. He is Co-founder of Oncopeptides AB.

Hans Grönlund, PhD, is a researcher at Karolinska Institute, where he heads the Therapeutic Immune Design Unit (TID). He is Co-founder and CSO of TCER AB. His past experience includes roles in advisory bodies within pharmaceuticals.

Ola Winqvist, MD, PhD, is CEO of ISR Immune System Regulation. Winqvist is a Professor of Cellular Immunotherapy and Senior Consultant in Clinical Immunology. He has great experience of clinical product development as well as development within pharmaceuticals.

For further information, please contact:

Urban Ekelund, Investor Relations

IR@Oasmia.com

This information is inside information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.00 CEST on July 2, 2019.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).